September 24, 2013

John Dana Brown

United States Security and Exchange Commission

Washington, D.C. 20549

Re:	Seven Arts Entertainment Inc.
Preliminary proxy Statement on Schedule 14A
Filed September 13, 2013
File No. 001-34250

Dear Mr. Brown:

Thank you for your letter of September 23, 2013 (“Comment Letter”). Filed herewith is a revised Preliminary Proxy Statement on Schedule 14A (“Revised Proxy”) redlined to reflect changes in response to your Comment Letter. I respond below on behalf of Seven Arts Entertainment Inc. (“us” or the “Company”) to each of the numbered questions or statements in your Comment Letter.

Proposal No. 3 – Adoption of Amendment to Amended Articles of Incorporation to Increase Authorized Capital Stock, page 9

Purpose of Amendment, page 9

1.	We note your response to our prior comment 3 that your current plans regarding the issuance of common stock include “the possible issuances of up to 25,000,000 shares of common stock on exercise (if at all) of [your] warrants as set forth in the draft Registration Statement on Form S-1 filed with the Securities & Exchange Commission on January 23, 2013, amended on March 19, 2013.” We also note that the cover page of your prospectus in your Form S-1 states that you are offering 179,283,383 shares of common stock. Please revised your preliminary proxy statement as necessary or advise. In addition, please include the information required by Item 11 of Schedule 14A.

Response: See Revised Proxy. We believe the number of our common shares subject to issuance on exercise of the warrants will be less than is included in the Company's filing of Form S-1 on March 19, 2013, but have made this amendment as a matter of caution.

Seven Arts Entertainment Inc.

8439 Sunset Blvd., Suite 402

Los Angeles, CA 90069

Tel: (323) 372-3080 Email: phoffman@7artspictures.com

John Dana Brown

November 24, 2013

2.	We note your response to our prior comment 4 and reissue in part. Please briefly describe the transaction in which the 72,000,000 shares of common stock are to be issued to the holders of convertible securities that “[you] have issued or agreed to issue.” Refer to Item 11(c) of Schedule14A.

Response: See Revised Proxy. We have described these convertible debts and debentures in detail in our filing of March 19, 2013 and in our financials for the period ended March 31, 2013.

Please call if there is more information you require as we do not know how else to respond to your comment.

3.	We note your revised disclosure that you may issue your common or preferred stock in connection with a corporate combination “that has not yet been negotiated.” This disclosure appears to be inconsistent with your statement in your August 26, 2013 press release that you have begun negotiations for a corporate combination with a New York investor group and that you expect to announce the definitive terms of the potential agreement within the next 20 days from the date of the press release. Please revise for consistency or advise. In addition, please disclose all relevant items of Schedule 14A as required by Note A to Schedule 14A, including any financial statements and pro forma information required by such items, or provide an analysis as to why such disclosure regarding the corporate combination announced in your August 26, 2013 press release is not necessary.

Response: See Revised Proxy. We do not believe there is any inconsistency between the Press Release which merely assumed negotiation of a proposed transaction (which has not occurred) and the statement in the Proxy. There is no definitive agreement on terms and none is imminent.

Proposal No. 4 – Approval of 2012 Executive Compensation and Annual Approval of Executive Compensation, page 11

4.	We note your response to our prior comment 1 and reissue in part. Please unbundle proposal 4 to provide a separate advisory vote to approval the compensation of your named executive officers and a separate advisory vote as to the frequency of future advisory votes to approve the compensation of the named executive officers. In addition, please revise the vote regarding frequency such that shareholders may indicate whether the vote to approve the named executive officers’ compensation should occur every one, two or three years, or to abstain from voting and revise your disclosure on page 11 and throughout accordingly. Please also revise the proxy card accordingly.

Seven Arts Entertainment Inc.

8439 Sunset Blvd., Suite 402

Los Angeles, CA 90069

Tel: (323) 372-3080 Email: phoffman@7artspictures.com

John Dana Brown

November 24, 2013

Response: See Revised Proxy. Please call if these revisions are not correct.

5.	In your presentation of these two separate proposals please include a discussion in each briefly explaining the general effect of each vote, such as whether each such vote is non-binding.

Response: See Revised Proxy.

The Company acknowledges that:

☐	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

☐	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to your prompt approval of the Revised Proxy.

Very truly yours,

Peter M. Hoffman

Cc:	Kate Hoffman
Candace Wernick
Randy Katz

Seven Arts Entertainment Inc.

8439 Sunset Blvd., Suite 402

Los Angeles, CA 90069

Tel: (323) 372-3080 Email: phoffman@7artspictures.com